Exhibit A

Ceragon Speeds Coverage Expansion and Network Densification for Gigabit LTE and 5G

February 22, 2018

Ceragon Speeds Coverage Expansion and Network Densification for Gigabit LTE and 5G

Ceragon’s unique multicore technology with Advanced Space Diversity removes site acquisition barriers by reducing the number and size of antennas

Little Falls, New Jersey, February 22, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced its Advanced Spaced Diversity capability - yet another tool that leverages its IP-20 Platform’s unique multicore technology. This new feature will enable mobile operators to reduce site acquisition costs, accelerate network rollout, and reduce capital and operational expenditures by using fewer and smaller antennas. Ceragon will showcase its new Advanced Space Diversity capability next week at Mobile World Congress 2018 in Barcelona, Spain booth 5G61.

Site acquisition is one of the most difficult challenges mobile operators face on the road to 5G. Network expansion and densification challenges have an impact on services availability in key markets. Advanced Space Diversity accelerates network rollout and cuts site acquisition costs by up to 30% by reducing the number and size of antennas required for links deployed over water or large distances.

“Advanced Space Diversity is yet another tool that is based on our IP-20 Platform’s unique multicore technology,” said Ira Palti, president and CEO of Ceragon. “This new capability has already been successfully tested by numerous mobile operators worldwide. Designed for every deployment scenario, this new capability is sure to help mobile operators accelerate advanced 4G service rollout by resolving their capacity and network densification challenges on the road to 5G.”

Ceragon’s unique multicore technology continues to fuel mobile operators with new tools to resolve wireless backhaul rollout challenges, helping them increase operational efficiency and grow customer base. Some of the unique multicore capabilities include the ability to:

1.	Deploy macro cells and small cells exactly where needed, without backhaul constraints, in any deployment scenario, by doubling the reuse of microwave spectrum channels.

2.	Meet Gigabit LTE and 5G capacity requirements by overcoming microwave spectrum congestion.

3.	Cut down energy related expenses by saving up to 50% on energy costs associated with the wireless backhaul network.

Ceragon’s multicore technology simplifies and expedites 4.5G and 5G wireless backhaul deployments and is available exclusively with the IP-20 Platform.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including potential currency restrictions; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.